EXHIBIT 99.1

FirstService Corporation Becomes an Independent Public Company

Leading North American Outsourced Property Services Provider Well-Positioned for Future Growth

TORONTO, June 1, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSV) (TSX:FSV) today announced it has become an independent public company after being separated from Colliers International Group Inc. FirstService shares will begin trading on The NASDAQ Stock Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the stock symbol FSV on June 2, 2015. The spinoff highlights the company's position as North America's largest residential property manager through FirstService Residential and one of the leading outsourced residential and commercial property service providers through FirstService Brands. Each of FirstService's businesses is the #1 or #2 player in their respective markets.

"With our new structure, sharpened focus and dedicated resources at FirstService, I am extremely excited to be leading and working with our exceptional operating management teams to continue driving the successful growth we have achieved over the past 20 years," said Scott Patterson, President and Chief Executive Officer of FirstService. "Embedded in our organization and culture is a relentless focus on customer service excellence, which is a key driver of our growth strategy across all operations. At FirstService Residential, we are capitalizing on our significant scale advantage and recent investments in our national operating platform to deliver greater value to our clients through a wide array of proprietary products and ancillary services. At FirstService Brands, we have well-defined paths to work with our franchisees to enhance their growth and productivity based on our best practices and depth of experience in operating franchise systems," he added. "We are the leaders in large, highly fragmented markets, which provides us with significant room for growth and increased market share and positions us for future consolidation opportunities," he concluded.

"With a high recurring revenue model, strong free cash flow and a conservative capital structure, including a newly established $200 million five-year revolving credit facility and $150 million in senior long-term notes, FirstService is extremely well-positioned to execute on its balanced strategy of driving internal growth across its businesses, augmented by disciplined acquisition execution, consistent with our prior 20-year track record," said Jeremy Rakusin, Chief Financial Officer of FirstService. "In addition, we will continue to distribute an annual dividend of US$0.40 per share to our shareholders, continuing the dividend pay-out previously paid by the former FirstService company," he added.

FirstService shareholders will benefit from the strong insider ownership and continuity of management to which they are accustomed. FirstService founder, controlling shareholder and previous CEO Jay Hennick will hold the position of Chairman of the Board of Directors, while Scott Patterson, formerly COO, will serve as President and Chief Executive Officer, and Jeremy Rakusin, formerly VP Strategy & Corporate Development, will serve as Chief Financial Officer.

Plan of Arrangement

On April 21, 2015, shareholders of the former FirstService company voted overwhelmingly in favour of the transaction and, on May 28, 2015, the Ontario Superior Court of Justice (Commercial List) approved the transaction.

Under the terms of the arrangement: (i) each holder of Subordinate Voting Shares of the former FirstService will continue to hold one Subordinate Voting Share of Colliers (which will continue to be represented by former FirstService share certificates, until replaced against transfer) and will receive one Subordinate Voting Share of new FirstService for every Subordinate Voting Share of the former FirstService held at the close of business on May 29, 2015; and (ii) each holder of Multiple Voting Shares of the former FirstService will continue to hold one Multiple Voting Share of Colliers (which will continue to be represented by former FirstService share certificates, until replaced against transfer) and will receive one Multiple Voting Share of new FirstService for every Multiple Voting Share of the former FirstService held at the close of business on May 29, 2015.

The last day of "if, as and when issued" trading for new FirstService is expected to be June 1, 2015. New FirstService Subordinate Voting Shares are anticipated to begin regular trading under the symbol FSV on both the TSX and NASDAQ at the commencement of trading on June 2, 2015.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.1 billion in annual revenues and has more than 15,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV".

For the latest news from FirstService Corporation, visit FirstService.com.

Advisory Regarding Forward-Looking Information

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time. The forward-looking information in this press release includes, but is not limited to, statements with respect to: the expected future attributes of FirstService.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of FirstService to control or predict. The actual results, performance or achievements of FirstService could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: the operations and financial condition of FirstService as a separately traded public company; business cycles, including general economic conditions in the countries in which FirstService operates, which will, among other things, impact demand for services and the cost of providing services; the ability of FirstService to implement its business strategy, including its ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in former FirstService's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the arrangement transaction, FirstService and Colliers are further described in the Management Information Circular of former FirstService dated March 16, 2015. Other factors, risks and uncertainties not presently known to FirstService or that FirstService currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. FirstService disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: COMPANY CONTACTS:

         D. Scott Patterson
         Chief Executive Officer
         (416) 960-9500

         Jeremy Rakusin
         Chief Financial Officer
         (416) 960-9500